UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For June 1 through June 2, 2006

KONINKLIJKE KPN N.V.

Maanplein 55
2516 CK The Hague
The Netherlands

(Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains a copy of the following press releases:

-                    New Members for KPN’s Board of Management, dated 1 June 2006;

-                    KPN acquires ISP Demon Netherlands, dated 2 June 2006;

-                    Progress on share repurchase programme KPN, dated 2 June 2006.

Press release

New Members for KPN’s Board of Management	Date 1 June 2006

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As of today, June 1, Stan Miller (47) and Eelco Blok (48) have joined KPN’s Board of Management, bringing the number of executives back up to four. Guy Demuynck officially left KPN as per the same date. Eelco Blok will be responsible for the Fixed Division while Stan Miller will take charge of all KPN’s mobile activities in the Netherlands and abroad.

‘With the new Board, KPN is well set for the future. Increasing competition and rapidly changing technology make great demands on the quality of the Board’s decision making. With Stan and Eelco we now have the necessary drive and expertise on board to fully engage in the battle for the markets, to properly realize the transition to a broadband multimedia company and to continue to run the business profitably,’ Ad Scheepbouwer states.

Press release

KPN acquires ISP Demon Netherlands	Date 2 June 2006

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KPN has reached agreement in principle regarding the acquisition of Demon Netherlands, the Dutch ISP activities of British telecommunications provider THUS Plc, for a consideration of EUR 69 million. KPN’s flagship ISP XS4ALL will take over the provision of services to Demon’s approximately 70,000 customers in the Netherlands.

This acquisition forms a further step in KPN’s strategy of strengthening its position on the Dutch broadband market. As of the end of March 2006, KPN served more than 1.6 million ADSL customers in the Netherlands.

Demon Netherlands employs approximately 60 people and serves both the retail consumer and business markets, predominantly with broadband (DSL) services.

The relevant works councils have been notified and will be asked for advice.

About THUS

THUS is a leading provider of fixed line telecommunication services to business customers in the UK.  The Company serves corporate and public sector organisations under the THUS brand, while tailoring services to small and mid-sized businesses under the Demon brand.

THUS has the UK’s first national, next-generation, fixed line network.  Extending over 10,000km with more than 190 points of presence, the network supports a full portfolio of voice, data and Internet services and is ideally suited to the delivery of new wave, IP-based services.

THUS was listed on the London Stock Exchange in 1999.

About KPN

KPN offers telecommunication services to both consumers and businesses. The core activities are telephony, Internet and television services in the Netherlands, mobile telecom services in Germany, the Netherlands and Belgium and data services in Western Europe. KPN is market leader in the major segments of the Dutch telecom market and is actively growing market share in the new IP and DSL markets. Through E-Plus and BASE, KPN occupies a strong position in the mobile markets in Germany and Belgium respectively.

As of March 31, 2006, KPN’s 28,647 employees served 6.7 million fixed-line subscribers and 2.2 million Internet customers in the Netherlands as well as 21.6 million mobile customers in Germany, the Netherlands and Belgium. KPN was privatized in 1989. KPN’s shares are listed on the stock exchanges in Amsterdam, New York, London and Frankfurt.

Press release

Progress on share repurchase programme KPN	Date 2 June 2006

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In light of the share repurchase programme announced on February 7, 2006, Koninklijke KPN N.V. announces that during the week of May 29 May through June 2, 2006 2,821,500 of KPN shares were repurchased at an average price of EUR 8.90 Therewith approximately 33.9% of the repurchase programme has been completed. The repurchase programme started on March 20, 2006 and will end on December 31, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE KPN N.V.

Dated: June 7, 2006	By:	/s/ MICHIEL ROOVERS
Michiel Roovers Legal Counsel